UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
D. SCHEDULE 13G

ACQUISITION STATEMENT FOR SECURITIES PURCHASED PURSUANT TO SECTION 13 OF THE 1934 ACT

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Boston Restaurant Associates, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

101122109

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 101122109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John P. Polcari, Jr. ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions) N/A
	(a)	☐
	(b)	☐ N/A

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
			Common Stock
		John P. Polcari, Jr.	731,346

			Common Stock Options
		John P. Polcari, Jr.	80,000

	6.	Shared Voting Power
		John P. Polcari, Jr. and Lucille Salhany		68,670
		Held by spouse Lucille Salhany		54,988
		Held by spouse Lucille Salhany as Trustee for Hal & Jake Polcari (minors)		12,741

	7.	Sole Dispositive Power Same as 5

	8.	Shared Dispositive Power Same as 6

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

	Common Stock	Common Stock Options
John P. Polcari, Jr.	731,346	80,000
Held by spouse Lucille Salhany as Trustee for Hal & Jake Polcari (minors)	12,741
John P. Polcari, Jr and Lucille Salhany	68,670
Held by spouse Lucille Salhany	54,988
Held by spouse Lucille Salhany		30,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
867,745/7,035,170	Common Stock
12.33%	Common Stock
80,000/ 1,234,800	Common Stock Options
6.48%	Common Stock Options
30,000/1,234,800	Common Stock Options
2.43%	Common Stock Options (Indirect)

12.	Type of Reporting Person (See Instructions) John P. Polcari, Jr. IN Lucille Sahany IN Minor Children IN

Item 1.
	(a)	Name of Issuer BOSTON RESTAURANT ASSOCIATES, INC.
	(b)	Address of Issuer’s Principal Executive Offices 999 BROADWAY, SUITE 400, SAUGUS, MA 01906

Item 2.
	(a)	Name of Person Filing John P. Polcari, Jr.
	(b)	Address of Principal Business Office or, if none, Residence 999 BROADWAY, SUITE 400, SAUGUS, MA 01906
	(c)	Citizenship USA
	(d)	Title of Class of Securities Common Stock $.01 Par Value
	(e)	CUSIP Number 101122109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 731,346 Common Stock 80,000 Common Stock Options
(b)

Percent of class:

867,745/7,035,170 Common Stock 12.33% Common Stock
80,000/ 1,234,800 Common Stock Options 6.48% Common Stock Options
30,000/1,234,800 Common Stock Options 2.43% Common Stock Options (Indirect)

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 731,346 Common Stock 80,000 Common Stock Options
(ii)

Shared power to vote or to direct the vote

John P. Polcari, Jr. and Lucille Salhany 68,670
Held by spouse Lucille Salhany 54,988
Held by spouse Lucille Salhany as Trustee for Hal & Jake Polcari (minors) 12,741

(iii) Sole power to dispose or to direct the disposition of Same as (i)
(iv) Shared power to dispose or to direct the disposition of Same as (ii)

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Item 8.	Identification and Classification of Members of the Group

Item 9.	Notice of Dissolution of Group

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 1, 2005
Date
/s/ John P. Polcari, Jr.
Signature
John P. Polcari, Jr.
Name/Title